UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 17 April 2020

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.com

Gold Fields Form 20-F filing

Johannesburg, 17 April 2020: Gold Fields Limited (Gold Fields) (JSE, NYSE: GFI) advises that the company filed its annual report on Form 20-F for the year ended 31 December 2019 with the U.S. Securities and Exchange Commission on 6 April 2020. The document can be accessed on Gold Fields' website at www.goldfields.com/form-20-f.php.

Gold Fields' shareholders (including holders of Gold Fields' American depositary shares) may also receive hard copies of the annual report on Form 20-F, which includes the audited financial statements, upon request. For a copy of the report, please contact Francie Whitley at francie.whitley@goldfields.com.

Enquiries

Investors

Avishkar Nagaser
Tel: +27 11 562-9775
Mobile: +27 82 312 8692
Email : Avishkar.Nagaser@goldfields.com

Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
Email: Thomas.Mengel@goldfields.com

Media

Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
Email : Sven.Lunsche@goldfields.com

Investor Enquiries

Avishkar Nagaser
Tel   +27 11 562 9775
Mobile   +27 82 312 8692
email   Avishkar.Nagaser@
goldfields.com

Thomas Mengel
Tel   +27 11 562 9849
Mobile   +27 72 493 5170
email   Thomas.Mengel@
goldfields.com

Media Enquiries

Sven Lunsche
Tel   +27 11 562 9763
Mobile   +27 83 260 9279
email   Sven.Lunsche@
goldfields.com

ends

Notes to editors

About Gold Fields

Gold Fields is a globally diversified gold producer with nine operating mines in Australia, Peru, South Africa and West Africa (including the Asanko JV), as well as one project in Chile. We have total attributable annual gold-equivalent production of 2.2Moz, attributable gold-equivalent Mineral Reserves of 51.3Moz and Mineral Resources of 115.7Moz. Our shares are listed on the Johannesburg Stock Exchange (JSE) and our American depositary shares trade on the New York Stock Exchange (NYSE).
Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

Directors: C A Carolus (Chair), N J Holland[†][**] (Chief Executive Officer), P A Schmidt[**] (Chief Financial Officer), A Andani [#], P J Bacchus[†], T P Goodlace, C E Letton^, P Mahanyele –Dabengwa, R P Menell. S P Reid^, Y G H Suleman
^Australian, [†]British, [#]Ghanaian, ** Executive Director
Company Secretary: TL Harmse (Acting)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 17 April 2020

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer